Exhibit 21.1

Significant Subsidiaries of Dolby Laboratories, Inc.

Name	Jurisdiction of Incorporation/Organization
Dolby Laboratories, Inc.	California
Dolby Laboratories Licensing Corporation	New York
Dolby International AB	Sweden